UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            Protein Design Labs, Inc.
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                                (Name of Issuer)

                     Common stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   74369L 103
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                                 (CUSIP Number)

                                  Eric F. Stoer
                                 Bryan Cave LLP
                700 Thirteenth Street, NW, Washington, D.C. 20005
                                 (202) 508-6000
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 24, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

CUSIP NO. 74369L 103                                           PAGE 2 OF 7 PAGES

================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Corange International Limited
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                        (b) [ ]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)  [ ]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda
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                     7  SOLE VOTING POWER
NUMBER OF SHARES
                        1,682,877
BENEFICIALLY         -----------------------------------------------------------
                     8  SHARED VOTING POWER
OWNED BY EACH
                     -----------------------------------------------------------
REPORTING            9  SOLE DISPOSITIVE POWER

PERSON WITH             1,682,877
                     -----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,682,877 shares
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   9.33%
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14 TYPE OF REPORTING PERSON*

   CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 7 Pages

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Protein Design Labs, Inc. (the "Issuer"). The Issuer is a Delaware corporation and has its principal executive offices located at 2375 Garcia Avenue, Mountain View, California 94043.

ITEM 2. IDENTITY AND BACKGROUND.

     The name of the person filing this statement is Corange International Limited, a limited liability company organized under the laws of Bermuda ("CIL"). The address of the principal business and principal office of CIL is 22 Church Street, P.O. Box HM 2026, Hamilton HM HX Bermuda. CIL is an international holding company whose subsidiaries are principally engaged in the business of developing, producing and marketing diagnostic and pharmaceutical products.

     CIL is a wholly owned subsidiary of Corange Limited, a limited liability company organized under the laws of Bermuda ("Corange"). Corange is an international holding company whose subsidiaries are principally engaged in the business of developing, producing and marketing diagnostic, orthopedic and pharmaceutical products. The address of the principal business and principal office of Corange is 22 Church Street, P.O. Box HM 2026, Hamilton HM HX Bermuda.

     Set forth in Exhibit A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name, principal, business and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of CIL and Corange, as of the date hereof.

     During the last five years, none of CIL or Corange, or, to the knowledge of CIL, any person named in Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     The Issuer and CIL are parties to a Stock Purchase Agreement (the "Stock Purchase Agreement"), Registration Rights Agreement (the "Registration Rights Agreement") and Joint Development, Marketing and License Agreement (the "Joint Development, Marketing

                                Page 3 of 7 Pages
and License Agreement"), each dated as of October 28, 1993, and amended as of December 5, 1994.

     On October 28, 1993, CIL agreed to acquire 1,200,000 shares of Common Stock for an aggregate purchase price of $30 million. On December 5, 1994, CIL acquired an additional 1,232,877 shares of Common Stock for an aggregate purchase price of $45 million. The consideration for the foregoing purchases was cash and all of such shares of Common Stock were acquired for investment.

     CIL exercised its piggyback registration rights with respect to 750,000 shares of Common Stock pursuant to the Registration Rights Agreement on January 31, 1997, and sold those shares on March 24, 1997 in a registered public offering conducted by the Issuer.

     Except as described above or as described in the Stock Purchase Agreement, the Registration Rights Agreement, the Joint Development, Marketing and License Agreement and the Standstill Agreement dated as of October 28, 1993, between the Issuer and CIL (the "Standstill Agreement"), as amended, each of which is incorporated herein by reference and has previously been filed with the Commission, none of CIL or Corange, or, to the knowledge of CIL, any person named in Exhibit A, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) CIL beneficially owns 1,682,877 shares of Common Stock. Based upon information contained in the most recently available filing by the Issuer with the Securities and Exchange Commission, such shares constitute approximately 9.33% of the outstanding shares of Common Stock. CIL has the sole power to vote and to dispose of all such shares. Corange may also be deemed to beneficially own such shares. To the knowledge of CIL, no shares of Common Stock are beneficially owned by any of the persons named in Exhibit A.

     (c) Except as described above, none of CIL or Corange, or, to the knowledge of CIL, any person named in Exhibit A, has affected any transaction in the Common Stock during the past 60 days.

     (d) To the knowledge of CIL, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by CIL.

                                Page 4 of 7 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described above or as described in the Stock Purchase Agreement, the Registration Rights Agreement, the Joint Development, Marketing and License Agreement, and the Standstill Agreement, as amended, each of which is incorporated herein by reference and has previously been filed with the Commission, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit  Description
-------  -----------------------------------------------------------------------

A Information concerning executive officers and directors of CIL and Corange.

B Stock Purchase Agreement dated as of October 28, 1993, between the Issuer and CIL. (Incorporated by reference to Exhibit B to the Schedule 13D of CIL dated November 11, 1993 filed with respect to the Common Stock of the Issuer (the "Schedule 13D")).

C Registration Rights Agreement dated as of October 28, 1993, between the Issuer and CIL (Incorporated by reference to Exhibit D to the Schedule
         13D).

D Joint Development, Marketing and License Agreement dated as of October 28, 1993, between the Issuer and CIL (Incorporated by reference to Exhibit 5.2 to the Form 8-K of the Issuer dated October 28, 1993) (Confidential portions have been omitted and filed separately with the Commission).

E Standstill Agreement dated as of October 28, 1993, between the Issuer and CIL (Incorporated by reference to Exhibit C to the Schedule 13D).

F Amendment No. 1 to Stock Purchase Agreement, Registration Rights Agreement and Joint Development, Marketing and License Agreement dated as of December 5, 1994, between the Issuer and CIL (Incorporated by reference to Exhibit 5.2 to the Form 8-K of the Issuer dated December 14, 1994) (Confidential portions have been omitted and filed separately with the Commission).

                                Page 5 of 7 Pages

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 1997.

                                        CORANGE INTERNATIONAL LIMITED

                                        By: /s/ Ivor Macleod
                                            ------------------------------------
                                            Ivor Macleod
                                            Authorized signatory

                                Page 6 of 7 Pages

                                                                       EXHIBIT A

OFFICERS AND DIRECTORS OF CORANGE LTD.

Name               Position(s)     Employer                          Citizenship
-----------------  --------------  --------------------------------  -----------

Michael J. Drew    Director        International Services Ltd        UK

Curt G. Engelhorn  Chairman        Corange Ltd                       Germany
                   & Director

James A. Lent      Director        DePuy Inc.                        USA

Gerald Moller      Director        Boehringer Mannheim GMBH          Germany

Anthony Williams   Vice Chairman   Coudert Brothers                  USA
                   & Director


OFFICERS AND DIRECTORS OF CORANGE INTERNATIONAL LIMITED


Name               Position(s)     Employer                          Citizenship
-----------------  --------------  --------------------------------  -----------

Michael J. Drew    Director        International Services Ltd.       UK
                   & Vice President

Adolf Luttke       Director        Corange Ltd                       Germany
                   & Vice President
                   Administration

Anthony Williams   Director        Coudert Brothers                  USA

Bernhard Kubitza   Director        Corange Ltd                       Germany

                                Page 7 of 7 Pages